SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

7-ELEVEN, INC.

(Name of Subject Company)

7-ELEVEN, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

817826 29 0

(CUSIP Number of Class of Securities)

Bryan F. Smith, Jr.

Executive Vice President, General Counsel and Secretary

7-Eleven, Inc.

2711 North Haskell Ave.

Dallas, Texas 75204-2906

(214) 828-7011

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

D. Gilbert Friedlander

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, TX 75201-6950

(214) 746-7700

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

For Immediate Release

SPECIAL COMMITTEE OF 7-ELEVEN BOARD TO REVIEW

SEVEN-ELEVEN JAPAN CO., LTD.’s UNSOLICITED TENDER OFFER

Dallas, Texas – September 1, 2005 – 7-Eleven, Inc. (NYSE: SE) announced today the appointment of a special committee of its board of directors to respond to Seven-Eleven Japan Co., Ltd.’s proposed tender offer of $32.50 per share in cash for all of the outstanding shares of 7-Eleven’s common stock that it does not currently own. On or before September 19, 2005, the special committee will advise shareholders as to whether it recommends acceptance or rejection of the tender offer, expresses no opinion and remains neutral toward the tender offer, or is unable to take a position with respect to the tender offer. At such time, the special committee will include the reasons for its position taken with respect to the tender offer or its inability to take a position.

ABOUT 7-ELEVEN, INC.

7-Eleven, Inc. is the premier name and largest chain in the convenience retailing industry. Headquartered in Dallas, Texas, 7-Eleven, Inc. operates or franchises approximately 5,800 7-Eleven® stores in the United States and Canada and licenses approximately 22,700 7-Eleven stores in 17 countries and U.S. territories throughout the world. During 2004, 7-Eleven stores worldwide generated total sales of approximately $41 billion. Find out more online at www.7-Eleven.com.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of 7-Eleven. Seven-Eleven Japan Co., Ltd. has not yet commenced the tender offer described herein. The tender offer will be made only through a tender offer statement. Investors and shareholders are strongly advised to read the tender offer statement. The tender offer statement, the solicitation/recommendation statement and other filed documents will be available for free at the Commission’s website at www.sec.gov.

Contact Information:

Carole Davidson, CFA

Vice	President , Investor Relations

(214) 828-7021